 <TYPE>EX-5
<SEQUENCE>13
<FILENAME>markclancyemployment
<TEXT>

EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is made and effective this tenth day of December, 2003, by and between White Knight SST, Inc. (formerly Centrics Holdings Corporation; formerly Numed Home Health Care, Inc.)  ("White Knight" or the "Company") and Mark Clancy ("Mr. Clancy").

NOW, THEREFORE, the parties hereto agree as follows:

1)    Employment.  Company hereby agrees to employ Mr. Clancy as its President and Mr. Clancy hereby accepts such employment in accordance with the terms of this Agreement and the terms of employment applicable to regular employees of White Knight. As a part of this Agreement, Mr. Clancy shall also serve as the President and Chief Executive Officer of White Knight Strategies, Inc. (formerly White Knight Publications, Inc.).  White Knight Strategies, Inc. is a wholly-owned subsidiary of White Knight.  In the event of any conflict or ambiguity between the terms of this Agreement and terms of employment applicable to regular employees, the terms of this Agreement shall control.

2)    Duties of Mr. Clancy.  The duties of Mr. Clancy shall include the performance of all of the duties typical of the office held by Mr. Clancy as described in the bylaws of the Company and such other duties and projects as may be assigned by a superior officer of the Company, if any, or the board of directors of the Company. Mr. Clancy shall devote his entire productive time, ability and attention to the business of the Company and shall perform all duties in a professional, ethical and businesslike manner. Mr. Clancy will not, during the term of this Agreement, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor, or in any other capacity, either with or without compensation, without the prior written consent of the Company.

3)     Compensation.  Mr. Clancy will be paid compensation during this Agreement as follows:

a)  Base Salary.  A base salary as determined by the Board of Directors, payable in installments according to the Company's regular payroll schedule.  The base salary shall be adjusted at the end of each year of employment at the discretion of the Board of Directors.

b)  Incentive Salary.  An incentive salary equal to 1/2 of 1% of the adjusted net profits (hereinafter defined) of the Company beginning with the Company's year end 2003 and each fiscal year thereafter during the term of this Agreement.  "Adjusted net profit" shall be the net profit of the Company before federal and state income taxes, determined in accordance with generally accepted accounting proactices by the Company's independent accounting firm and adjusted to exclude: (i) any incentive salary payments paid pursuant to this Agreement; (ii) any contributions to pension and/or profit sharing plans; (iii) any refund or deficiency of federal and state income taxes paid in a prior year; and (iv) any provision for federal or state income taxes made in prior years which is subsequently determined ot be unnecessary.  The determination of the adjusted net profits made by the independent accounting firm employed by the Company shall be final and binding upon Mr. Stanton and the Company.  The incentive salary payments shall be made within thirty (30) days after the Company's independent accounting firm has concluded its audit.  If the final audit is not prepared within ninety (90) days after the end of the fiscal year, then the Company shall make a preliminary payment equal to fifty percent (50%) of the amount due based upon the adjusted net profits preliminary determined by the independent accounting firm, subject to payment of the balance, if any, promptly following completion of the audit by the Company's independent accounting firm.

4)     Benefits

a)    Holidays. Mr. Clancy will be entitled to fourteen (14) paid holidays each calendar year. The Company will notify Mr. Clancy on or about the beginning of each calendar year with respect to the holiday schedule for the coming year.

b)    Sick Leave. Mr. Clancy shall be entitled to sick leave and emergency leave according to the regular policies and procedures of Company. Additional sick leave or emergency leave over and above paid leave provided by the Company, if any, shall be unpaid and shall be granted at the discretion of the board of directors.

c)    Medical and Group Life Insurance. The Company agrees to include Mr. Clancy and his dependents in the group medical and hospital plan of the Company at no charge to Mr. Clancy during this Agreement.

d)    Pension and Profit Sharing Plans. Mr. Clancy shall be entitled to participate in any pension or profit sharing plan or other type of plan adopted by the Company for the benefit of its officers and/or regular employees.

e)    Expense Reimbursement. Mr. Clancy shall be entitled to reimbursement for all reasonable expenses, including travel and entertainment, incurred by Mr. Clancy in the performance of Mr. Clancy's duties. Mr. Clancy will maintain records and written receipt as required by the Company policy and reasonably requested by the board of directors to substantiate such expenses.

f)     Survivability.  In the event of Mr. Clancy's demise at any time during the course of this Agreement, the Company shall continue the payments due under this Agreement through the full Term specified in section 5 hereon and such payments shall be made to the beneficiary of Mr. Clancy's estate.

5)   Term and Termination.  The Term of this Agreement shall commence on January 1, 2004 and it shall continue in effect for a period of three years ending December 31, 2006. Thereafter, the Agreement shall be renewed upon the mutual agreement of Mr. Clancy and the Company.

a)    This Agreement is non-cancelable and Mr. Clancy's employment may not be terminated by the Company.

b)    This Agreement may be terminated by Mr. Clancy at Mr. Clancy's discretion by providing at least thirty (30) days prior written notice to the Company. In the event of termination by Mr. Clancy pursuant to this subsection, Company may immediately relieve Mr. Clancy of all duties and immediately terminate this Agreement, provided that Company shall pay Mr. Clancy at the then applicable base salary rate to the termination date included in Mr. Clancy's original termination notice.

c)    In the event Company is acquired, or is the non-surviving party in a merger, or sells all or substantially all of its assets, this Agreement shall not be terminated and Company shall ensure that the transferee or surviving company is bound by the provisions of this Agreement.

6)    Notices.  Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery services.

7)    Final Agreement.  This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only by a further writing that is duly executed by both parties.

8)    Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the state of Florida].

9)    Headings.  Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

10)  No Assignment.  Neither this Agreement nor any or interest in this Agreement may be assigned by Mr. Clancy without the prior express written approval of Company, which may be withheld by Company at Company's absolute discretion.

11) Severability.  If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

12) Arbitration.  The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Tampa, Florida], or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

For White Knight, SST, Inc.                                                 For Mr. Mark Clancy

s/s JOHN STANTON                                                      s/s MARK CLANCY
By John Stanton                                                            By Mark Clancy
     Chief Executive Officer
</TEXT>
</DOCUMENT>